UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

CVR ENERGY, INC.

(Name of Subject Company)

CVR ENERGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Telephone (281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing

Statement)

COPIES TO:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CVR Energy, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 1, 2012, relating to the tender offer (as amended through the date hereof) by IEP Energy LLC, a Delaware limited liability company (the “Offeror”), which is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and by Icahn Enterprises Holdings as a co-bidder, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), at a price of $30.00 per Share in cash, without interest and less any applicable withholding taxes, and one non-transferable contingent cash payment right (“CCP”) per Share. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4.	The Solicitation and Recommendation.

Item 4 of the Statement is hereby amended and supplemented by adding the following disclosure immediately at the end of the section titled “Background of the Offer and Reasons for Recommendation—Reasons for the Recommendation—Reasons Related to the Revised Offer—Financial Forecasts”:

The following table presents a reconciliation of Consolidated Operating Income to Consolidated EBITDA and Consolidated Adjusted EBITDA and a reconciliation of Refining Operating Income to Refining EBITDA and Refining Adjusted EBITDA, in each case, for the periods presented:

	2012E	2013E	2014E	2015E	2016E
Consolidated Operating Income	$705	$614	$568	$496	$488
Realized hedge gain/(loss)	(43)	13	—	—	—
Other Income	2	2	2	2	2
D&A	128	138	146	148	143
Consolidated EBITDA	$792	$767	$716	$646	$633
Turnaround expense	116	2	6	50	90
Consolidated Adjusted EBITDA	$908	$769	$722	$696	$723

Refining Operating Income	$602	$457	$445	$369	$376
Realized hedge gain/(loss)	(43)	13	—	—	—
Other Income	2	2	2	2	2
D&A	109	114	119	119	114
Refining EBITDA	$670	$586	$566	$490	$492
Turnaround expense	111	2	2	50	84
Refining Adjusted EBITDA	$781	$588	$568	$540	$576

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Statement is hereby amended to include the following additional exhibits:

Exhibit No.	Document

(a)(15)	Press release issued by the Company on May 3, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ Frank A. Pici
Name:	Frank A. Pici
Title:	Chief Financial Officer and Treasurer

Dated: May 3, 2012